

大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2004/UOB2004/UOB-A09-1stQResults/atl

4 May 2005

File No. 82-2947





05008435

Securities & Exchange C
Division of Corporate Fin
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sir

UOB ANNOUNCEMENT AND PRESS RELEASE

We enclose the following announcement and press release for your information:

1. Announcement dated 3 May 2005 captioned "Changes to UOB Board"; and

2. Press Release dated 4 May 2005 captioned "Unaudited Results for the Three Months/First Quarter ended 31 March 2005".

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Enc



UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

CHANGES TO UOB BOARD

Singapore, 3 May 2005 - United Overseas Bank Limited ("the Bank") wishes to announce the following:-

a) Mrs Margaret Lien Wen Hsien has resigned as Director with effect from 30 April 2005; and

b) Mr Michael Lien Jown Leam has been appointed Director with effect from 3 May 2005.

Mr Michael Lien was a corporate financier from 1990 to 2002. In the last 8 years of that period, Mr Lien was at Morgan Stanley in Singapore; he was Singapore Head of Corporate Finance from 1999, and also Managing Director from 2001.

He has also worked in the Singapore's Ministry of Trade and Industry, and Standard Chartered Merchant Bank Asia, Singapore. At present, he is the Managing Director of Fundamental Capital Advisors, an Asian equity advisory company and an Executive Director of Wah Hin and Company, an investment holding company.

Mr Lien was a Colombo Plan Scholar and holds a Bachelor of Economics (1st Class Honours) with double majors in Finance and Econometrics from Monash University, Australia.

Mrs Vivien Chan
Company Secretary

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited ("UOB") wishes to make the following announcement:

1. UNAUDITED RESULTS FOR THE THREE MONTHS/FIRST QUARTER ENDED 31 MARCH 2005

	Group		
	1st Quarter 2005	1st Quarter 2004	Incr / (Decr)
	$'000	$'000	%
Interest income	**1,096,475**	829,361	32.2
Less: Interest expense	**513,583**	305,951	67.9
Net interest income	**582,892**	523,410	11.4
Dividend income	**2,748**	6,386	(57.0)
Fee and commission income	**185,722**	169,728	9.4
Rental income	**16,170**	15,945	1.4
Other operating income	**111,701**	100,819	10.8
Income before operating expenses	**899,233**	816,288	10.2
Less: Staff costs	**153,057**	129,810	17.9
Other operating expenses	**166,271**	138,043	20.4
	319,328	267,853	19.2
Operating profit before goodwill amortisation and impairment	**579,905**	548,435	5.7
Less: Goodwill written-off and amortised	**1,644**	50,236	(96.7)
Less: Impairment charges	**66,042**	60,365	9.4
Operating profit after goodwill amortisation and impairment	**512,219**	437,834	17.0
Share of profit of associates	**13,892**	29,356	(52.7)
Profit before tax	**526,111**	467,190	12.6
Less: Tax	**108,496**	100,452	8.0
Share of tax of associates	**8,142**	7,271	12.0
Profit after tax	**409,473**	359,467	13.9
Less: Net profit attributable to minority interests	**3,759**	2,225	68.9
Net profit attributable to members	**405,714**	357,242	13.6

2. SELECTED BALANCE SHEET DATA

	Group			Bank		
	31-Mar-05	Restated 31-Dec-04	Incr/ (Decr)	31-Mar-05	Restated 31-Dec-04	Incr/ (Decr)
	$'000	$'000	%	$'000	$'000	%
Assets						
Total assets	**134,066,387**	134,775,577	(0.5)	**110,231,108**	112,562,056	(2.1)
Loans and advances including trade bills to non-bank customers	**64,106,034**	64,187,972	(0.1)	**50,194,794**	50,459,579	(0.5)
Liabilities						
Deposits of non-bank customers	**80,068,561**	78,950,708	1.4	**62,435,768**	62,286,475	0.2
Total deposits including bankers' deposits	**106,707,139**	107,144,805	(0.4)	**88,424,660**	90,151,507	(1.9)
Subordinated debts (unsecured)						
- Due after one year	**5,547,424**	5,676,766	(2.3)	**5,463,099**	5,592,809	(2.3)
Other debts issued						
- Due within one year (secured)*	**927,282**	925,366	0.2	-	-	-
- Due within one year (unsecured)	**16,496**	16,338	1.0	**16,496**	16,338	1.0
- Due after one year (unsecured)	**513,530**	517,489	(0.8)	**513,531**	517,489	(0.8)
Capital and reserves						
Issued and paid-up capital	**1,536,530**	1,536,255	-	**1,536,530**	1,536,255	-
Total shareholders' equity	**13,935,320**	13,456,026	3.6	**11,981,867**	11,689,753	2.5
Net asset value						
Net asset value per ordinary share based on issued share capital as at end of the financial period ($)	**9.07**	8.76	3.5	**7.80**	7.61	2.5

* These debts are issued by Archer 1 Limited, a special purpose entity ("SPE") of the Group, and secured by a floating charge on all assets of the SPE.

3. OTHER INFORMATION

	Group		
	1st Quarter 2005	1st Quarter 2004	Incr/(Decr) %
(a) Depreciation ($'000)	**35,190**	28,282	24.4
(b) Annualised net profit as a percentage of average total shareholders' equity (%)			
- Including goodwill amortisation	**11.8**	10.6	11.3
- Excluding goodwill amortisation	**11.9**	12.1	(1.7)
(c) Annualised earnings per share (cents)			
- Basic	**105.6**	90.9	16.2
- Fully diluted	**105.6**	90.9	16.2

(d) Details of new shares of the Bank are as follows:

Particulars of Issue	No. of new shares issued between 1-Jan-05 and 31-Mar-05	No. of new shares that would have been issued upon the exercise of all outstanding options	
		At 31-Mar-05	At 31-Mar-04
Exercise of share options granted under the UOB 1999 Share Option Scheme	275,000	3,991,000	4,390,000

4. REVIEW OF PERFORMANCE

(a) The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS"). The new and revised FRS that are applicable to the Group with effect from 1 January 2005 and that have impact on the Group's financials are as follows:

i) FRS39 Financial Instruments: Recognition and Measurement

ii) FRS103 Business Combinations / FRS36 Impairment of Assets / FRS38 Intangible Assets

iii) FRS102 Share-based Payment

iv) FRS105 Non-current Assets Held for Sale and Discontinued Operations

Other than the above changes, the accounting policies and computation methods adopted in the financial statements for the first quarter of 2005 are the same as those adopted in the audited financial statements for the financial year ended 31 December 2004.

(b) The financial statements of the Group for the first quarter of 2005 included the corresponding results of Bank of Asia Public Company Limited and its subsidiaries ("BOA") which were acquired by the Group on 27 July 2004, while that of the first quarter of 2004 did not include BOA's results.

(c) The Group's net profit after tax ("NPAT") of $406 million in the first quarter of 2005 ("1Q05") was an increase of $49 million or 13.6% over the $357 million registered in the first quarter of 2004 ("1Q04"). The increase was mainly due to higher net interest income, discontinuation of goodwill amortisation, and higher fee and commission income. These were partly offset by higher operating expenses and lower share of profit of associates.

(d) Total income increased 10.2% to $899 million in 1Q05 from $816 million in 1Q04, primarily due to higher net interest income mainly from loans, and higher fee and commission income, contributed mainly by the acquisition of BOA.

(e) The Group's total operating expenses increased 19.2% to $319 million in 1Q05 from $268 million in 1Q04 attributed mainly to the acquisition of BOA. Staff costs increased 17.9% to $153 million primarily due to higher headcount, while other operating expenses increased 20.4% to $166 million mainly due to higher depreciation charges and IT maintenance. Consequently, the expense-to-income ratio of the Group increased to 35.5% in 1Q05 from 32.8% in 1Q04. Excluding BOA, the Group's total operating expenses would have shown a lower increase of 1.8% and expense-to-income ratio would have remained at 32.8%.

(f) Total impairment charges increased $6 million or 9.4% to $66 million in 1Q05 from $60 million in 1Q04. The increase was mainly due to higher impairment on loans, partially offset by lower impairment on other assets.

(g) Share of profit of associates (before tax) decreased $15 million to $14 million in 1Q05 from $29 million in 1Q04 mainly due to the discontinuation of equity accounting for United Overseas Land Limited ("UOL") with effect from 1 January 2005.

(h) The Group's net loans and advances to customers as at 31 March 2005 were $64,106 million, representing a decline of 0.1% over the $64,188 million as at 31 December 2004 (restated). Group non-performing loans ("NPLs") decreased 9.1% to $4,728 million as at 31 March 2005 from the $5,199 million as at 31 December 2004 (restated). Consequently, Group NPL ratio improved to 6.9% as at 31 March 2005 from 7.6% as at 31 December 2004 (restated). Of the total Group NPLs as at 31 March 2005, $2,536 million or 53.6% were secured by collateral, and $2,938 million or 62.1% were in the Substandard category.

(i) Total cumulative impairment of the Group was $3,267 million as at 31 March 2005 compared to the $3,573 million as at 31 December 2004 (restated). Collective impairment (general provisions) as at 31 March 2005 was $1,372 million or 42.0% of total cumulative impairment. The total cumulative impairment as at 31 March 2005 provided coverage of 69.1% against Group NPLs, compared to the 68.7% as at 31 December 2004 (restated). As at 31 March 2005, unsecured NPLs were 149.0% covered by total cumulative impairment, compared to the 133.1% as at 31 December 2004 (restated).

(j) Total assets of the Group as at 31 March 2005 were $134,066 million, representing a decline of 0.5% over the $134,776 million as at 31 December 2004 (restated). Shareholders' equity of the Group as at 31 March 2005 was $13,935 million, representing an increase of 3.6% over the $13,456 million as at 31 December 2004 (restated). Consequently, the Group's net asset value per share increased to $9.07 as at 31 March 2005, from $8.76 as at 31 December 2004 (restated).

(k) As at 31 March 2005, the Group's total Capital Adequacy Ratio ("CAR") of 15.4% was 5.4% points above the minimum total CAR of 10% set by Monetary Authority of Singapore and 0.1% point lower than the total CAR of 15.5% as at 31 December 2004 (restated).

5. DIVIDEND

No dividend has been declared for the quarter ended 31 March 2005.

6. SUBSEQUENT EVENT AFTER THE BALANCE SHEET DATE

Further to the Bank's announcement on 30 March 2005 to divest part of its equity interest in UOL by way of a proposed distribution in specie of UOL shares and an issue of exchangeable notes, the Bank had, on 12 April 2005, issued the $276.25 million in principal amount of zero coupon exchangeable notes due January 2006 which are exchangeable by the noteholders into cash, or at the election of UOB, into approximately 121.7 million ordinary shares of UOL.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED



Mrs Vivien Chan
Secretary

Dated this 4th day of May 2005

The results are also available at the Bank's website at www.uobgroup.com